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CAGAN MCAFEE

Capital Partners

December 1, 2003

Mr. William H. Burns, Jr.

President and CEO

MINRAD, INC.

847 Main Street

Buffalo, New York 14203

Dear Bill,

We are please that Minrad, Inc. (the "Company") desires to engage Cagan McAfee Capital Partners, LLC ("CMCP"), a merchant bank and M&A advisory firm, as its financial advisor with respect to various matters involving the business of the Company (the "Advisory Services"). We look forward to working with you and your management team, and have set forth below the agreed upon terms of our involvement.

1.     Scope of Engagement
As discussed, during the term hereof, CMCP will undertake certain Advisory Services on behalf of the Company, including:

(a)	Developing a business summary, financial projections and other presentation materials for use in marketing the Company to potential investors and merger candidates. Any information prepared by CMCP under this paragraph shall be reviewed and approved by the Company in advance of its dissemination to third parties;

(b)	Structuring and negotiating a potential merger and acquisition transaction involving the Company and a target public company to be identified by CMCP, in which the Company would be merged with and into the public company (the "Merger Transaction"), with the surviving entity to continue the business of the Company. The capitalization of the Merger Transaction shall be similar to the table attached as Exhibit A hereto. Any Merger Transaction shall be subject to the Company's approval (at the Company's sole discretion); and

(c)	Managing, identifying and/or assisting in the negotiation and placement of private equity for the Company, in one or more closings for an aggregate target of at least $7.7 million (the "Equity Funding").

In performing such advisory Services, CMCP will exercise reasonable care in accordance with the standards of the investment banking profession.

2.     Fees and Expenses.

        For the services provided hereunder, the parties agree to the following:

(a)	In consideration for CMCP's Advisory Services hereunder, the Company shall:

(i) pay to CMCP a management fee ("Management Fee") equal to two percent (2%) of any Equity Funding (such amount to be paid at closing) raised by the Company during the Term hereof; and

(ii) grant CMCP an incentive warrant ("Incentive Warrant") to purchase up to Five Million (5,000,000) shares of the Company's common stock at a purchase price of $0.001 per share, exercisable for a period of two years. One Million of the Incentive Warrants shall be subject to piggyback registration rights with the Company pursuant to a registration rights agreement with reasonable terms and conditions. The number of shares subject to the Incentive Warrants shall decrease on a pro rata basis for the shortfall of the amount Equity Funding raised by the Company below the target of $7.7 million during the Term. For example, if the Company raises $5 million, then the shortfall is $2.7 million ($7.7 million - $5.0 million), so the number of shares subject to the Incentive Warrant would decrease by 35%, (which equals 1.75 million shares of common stock), and 3.25 million shares would remain subject to the Incentive Warrant (5.0 million - 1.75 million), and of the 1.75 million, 1 million would be subject to piggyback registration rights. In addition, if CMCP assists the Company in consummating a Merger Transaction, the number of Incentive Warrants (or shares issued thereunder) shall be further reduced by the number of issued and outstanding shares of the public company involved in the Merger Transaction.

(b)	In consideration for CMCP's Advisory Services related to the raising of Equity Funding that is lead managed by CMCP directly, or by a third party engaged by CMCP, the Company shall pay to CMCP an advisory fee ("Advisory Fee") equal to eight percent (8%) of the Equity Funding; and

(c)	the Company shall grant CMCP the right to serve as an investor in the Company, and CMCP shall be granted the right to receive investment warrants ("Investment Warrants") equal to ten percent (10%) of the number of shares sold in any Equity Funding where CMCP receives the Advisory Fee referenced in 2(b) above. The Investment Warrants shall have a seven year maturity, a cashless net exercise provision and an exercise price equal to the offering price of the shares sold in such Equity Funding.

The Company acknowledges and agrees that CMCP may delegate and/or assign certain Advisory Services to CapRock Services, Inc., CMCP's San Francisco-based NASD broker-dealer affiliate ("CapRock"), and PowerOne Capital Corporation ("PowerOne"). All investment banking fees for the sale of securities shall be managed by CapRock. CMCP further reserves the right to pay a portion of its fees to other agents or finders.

3.     Use of Information; Financing Matters.
(a)	The Company recognizes and confirms that in connection the Advisory Services, CMCP will be using publicly available and non-publicly available information, including information in reports and other materials provided by others, and information provided by the Company. The Company agrees to furnish or cause to be furnished to CMCP all necessary or appropriate information for use in CMCP's engagement. The Company warrants to CMCP that all information concerning the Company furnished to CMCP by the Company in connection with the Advisory Services will be true and accurate in all material respects and will not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are made. CMCP does not assume responsibility for and may rely on, without independent verification, the accuracy and completeness of any non-publicly available information regarding the Company that is provided to CMCP by the Company. CMCP agrees to keep confidential any and all information provided by the Company that has been identified as confidential.

(b)	The Company and CMCP each agree to conduct any offering and sale of securities in any transaction in accordance with federal and applicable state securities laws, and neither the Company nor CMCP nor any person acting on behalf of either of them, will offer or sell any securities in a transaction by any form of general solicitation, general advertising, or by an other means that would be deemed a pubic offering under applicable law or in any other manner that would be in violation of federal or applicable state securities laws. CMCP has no obligation, express or implied, to purchase or underwrite any transaction or to itself provide any type of financing to the company or be a party to any funding transaction, or to solicit investors outside the United States.

4.     Certain Acknowledgements.
The Company acknowledges that CMCP has been retained by the Company, and that the Company's engagement of CMCP is as an independent contractor. Neither this engagement, nor the delivery of any advice in connection with this engagement, is intended to confer rights upon any persons not a party hereto (including security holders, employees or creditors of the Company) as against CMCP or our affiliates or their respective directors, officers, agents and employees. Upon prior written consent of the Company (which consent will not be unreasonably withheld) and approval by the Company of the text, proof and format thereof, CMCP may, at its own expense, place announcements or advertisements in financial newspapers and journals describing its services hereunder (provided such announcement or advertisement is made in a manner and contains only such information as would not violate federal or state securities laws).

The Company also acknowledges that, subject to compliance with federal and state securities laws, CMCP may acquire free-trading or restricted shares or debt of the Company or the target public company either prior to or after a Merger Transaction. The Company also acknowledges that CMCP may also be a significant shareholder or retained advisor to entities involved with a Merger Transaction with the Company, and CMCP may make investments in or act as advisor to companies that later become strategic partners or customers of the Company. CMCP shall disclose to the Company in advance any potential or actual conflicts of interest CMCP has or may have in connection with any Merger Transaction, any Equity Funding or any other transaction contemplated by this agreement. CMCP shall ensure that any such advertising, investments and related party transactions contemplated by this paragraph shall comply with federal and applicable state securities laws.

The Company also acknowledges that CMCP's Advisory Services do not include the rendering of any legal services or opinions or the performance of any work that is in the ordinary purview of a Certified Public Accountant. All final decisions with respect to consulting, advise and services rendered by CMCP to the Company shall rest with the Company, and CMCP shall not have the authority to bind the Company to any obligation or commitment.

5.     Indemnity.
CMCP and the Company have entered into a separate Indemnity Agreement, attached hereto as Exhibit B, of even date herewith, providing for mutual indemnification of each party in connection with CMCP's engagement hereunder, the terms of which are incorporated into this agreement in their entirety.

6.     Term of Engagement.
CMCP's engagement shall commence on the date hereof and shall continue in full force and effect until September 30, 2004 (the "Term"). Thereafter, the Term of this Agreement shall be automatically renewed for succeeding terms of one month each, unless at least 30 days before expiration of any Term, either party shall give notice to the other of its intention not to renew this Agreement. The rights and obligations of the parties under this Section and Sections 3, 4, 5, 7, 8 or 9, or in the separate letter agreement relating to indemnification, shall survive any termination of this agreement. All other rights and obligation of the parties shall cease on termination of this agreement, provided, however, that CMCP shall be entitled to receive any fees as described in Section 2 hereof that are accrued but unpaid as of such effective termination date, as well as reimbursement for any unpaid expenses as set forth herein, as applicable.

It is also expressly agreed that if, during a period of 12 months following termination of this agreement, the Company consummates any Equity Funding (or, within such period, enters into a definitive agreement providing for an Equity Funding) with an investor, bondholder, bank, financing entity, strategic partner or public company identified or introduced to the Company by CMCP with whom CMCP has had significant contacts regarding the Company and such Equity Funding or Merger Transaction (collectively, the "Targets"), and such contacts with said Targets are evidenced by written records or other written documentation (except for those Targets identified in Exhibit C attached hereto, as the same may be amended from time to time hereafter by the Company (with prior written notice) to include thereof such other companies or firms with whom the Company may have contact or meetings after the date hereof other than through the efforts of CMCP), the Company will pay CMCP the fees and expense reimbursements equal to the fees and expenses which would have been payable to CMCP as if the transaction had occurred during the Term of this agreement.

7.     Board Observer Rights.
During the Term hereof, in the event that the Company raises at least $2 million in Equity Funding that is lead managed by CMCP (or by a third party engaged by CMCP), the Company shall invite a representative of CMCP to attend all meetings of its Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents and other materials that it provides to its directors; provided, however, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and, provided further, that the such representative shall be subject to the same restrictions on the use of inside information as other directors, and imposing such other obligations as may be required by law (including any provisions of Regulation F-D promulgated under federal securities laws. This right shall expire at the earlier of (a) December 31, 2008, or (b) the consummation of a Merger Transaction whereby CMCP is granted Board of Director observation rights with the Company pursuant to a voting agreement.

8.     Legal Fee Reimbursement.
In addition to the Advisory Services performed by CMCP under this agreement, the parties agree that CMCP shall engage Steven D. Lee, Esq., as special counsel to CMCP, to assist CMCP and the Company in preparing various corporate legal documents related to the Equity Funding and the Merger Transaction. The Company shall reimburse the reasonable fees and out-of-pocket expenses of Steven D. Lee, Esq., special counsel for CMCP, estimated by CMCP to be approximately $10,000 per month. The Company further acknowledges that the engagement of Steven D. Lee raises a potential conflict of interest and therefore the Company agrees maintain its own independent legal counsel to review all documentation submitted to the Company by Steven D. Lee. The Company or CMCP may, at any time, request that Steven D. Lee engagement with respect to services related to the Company be terminated, and upon termination all outstanding fees and expense referred to in this Section 8 shall become immediately due and payable.

9.     Miscellaneous.
For purposes of this agreement, the term the "Company" as used herein shall, in the event that the Merger Transaction is consummated, mean and include the surviving entity with respect to any periods after consummation of the Merger Transaction. This agreement is governed by the laws of the State of California, without regard to conflicts of law principles, and will be binding upon and inure to the benefit of the Company, CMCP and their respective successors and assigns. Neither party may assign any of its rights, other than CMCP to CapRock and PowerOne, without prior written consent of the other party to this Agreement, which consent may not be unreasonably withheld. In the event that the Company is acquired, is the non-surviving party in a merger, or sells all or substantially all of its assets, the Company agrees to use its best efforts to ensure that the transferee or surviving entity is bound by the provisions of this agreement. The parties shall submit all disputes relating to this Agreement (whether contract, tort or both) to binding arbitration in Santa Clara County, California, under the commercial rules then in effect of the American Arbitration Association and in accordance with California Code of Civil Procedure sections 1280 through 1994.2. Either party may enforce the award of an arbitrator under section 1285 of the Code. The parties understand that they are waiving their rights to a jury trial. This agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. This agreement, and other agreements and exhibits referenced herein, constitute the final, complete and exclusive statement of terms of the agreement between the parties pertaining to the Advisory Services and supercedes all prior and contemporaneous understandings or commitments. No party has been induced to enter into this agreement by, nor is any party relying on, any representation or warranty outside those expressly set forth in this agreement. This agreement may be supplemented, amended or modified only by mutual written agreement of the parties. In the event that any provision of this agreement shall be held to be invalid, illegal, or unenforceable in any circumstances, the remaining provisions shall nevertheless remain in full force and effect and shall be construed as if the unenforceable portion or portions were deleted.

We are please to accept this engagement and look forward to working with you. Please confirm that the foregoing is in accordance with your understanding of our agreement by signing and returning to us a copy of this letter.

CAGAN MCAFEE CAPITAL PARTNERS, LLC

By: /s/Laird Q. Cagan_________________
Laird Q. Cagan
Managing Director

Accepted and agreed to as of the date set forth above:

MINRAD, INC.

By: /s/ William H. Burns, Jr._________
    William H. Burns, Jr.
    President and CEO

CAGAN MCAFEE
CAPITAL PARTNERS

MINRAD, INC.

Summary of Terms

PIPE Financings and Merger with Public Company

Company:	Minrad, Inc., a Delaware corporation (the "Company")

Merchant Bank:

Cagan McAfee Capital Partners, LLC ("CMCP")

The terms set forth herein are specifically conditioned upon the completion of satisfactory due diligence by CMCP, at their sole discretion. No costs, fees or other recovery may be claimed or made by the Company or its officers, shareholders, agents or other related party against CMCP in the event that CMCP determines for any reason not to proceed with funding or advising the Company. The Company shall indemnify CMCP from any such claims.

Amount of Financing:	$7,700,000 of common stock as follows:

	1.	$2.2 million private placement
	2.	$5.5 million financing after merger

Projected Capitalization Table		Common Stock
	Existing Investors	18,955,000
	Existing Conv Warrants	4,146,000
	CMCP, IR and Merger	5,000,000
	$2.2M Private Placement	1,800,000
	$5.5 M PIPE Funding	2,750,000

	Total	32,651,000

	Note: Adjustments to current capitalization are outlined in the attached capitalization table. In addition, a stock option plan shall be authorized for up to 5 million shares for management and employees.

Type of Security:	Common stock with registration rights.

Price:	Purchase price of the private financing expected to be $1.25 per share and the PIPE offering expected to be a minimum of $2.00 per share.

Timing:

A minimum of $1 million is expected to be funded within two weeks of the signed agreement to proceed and then the completion of the $2.2 million private placement to occur within four weeks of signed agreement, all subject to timely completion of documentation. The $5.5 million PIPE financing is projected to occur in March or April 2004, a couple of months after the Merger into a public company, and shall include financing from any strategic investors.

Listing Exchange:

The Company will initially trade on the OTC Bulletin Board. CMCP will provide assistance in moving the Company's trading to the AMEX or Nasdaq as soon as possible after the Company meets the requirements.

Registration Rights:

The Company shall register the common shares purchased by investors in the private placement and subsequent PIPE financing in a single registration statement to be filed within 30 days following the final closing of the PIPE financing and will use its best efforts to cause such shares to be registered in a reasonable time frame thereafter.

Expenses: The Company shall bear the registration expense.

Lock-Up Provision: All existing shareholders shall be limited to market selling pursuant to Rule 144.

Other Provisions: Other provisions shall be contained in the Investor Rights Agreement with respect to registration rights as are reasonable, including cross indemnification, the period of time in which the Registration Statement shall be kept effective and underwriting arrangements.

Purchase Agreement:

The investment shall be made pursuant to a Stock Purchase Agreement reasonably acceptable to the Company and the Investors, which agreement shall contain, among other things, appropriate representations and warranties of the Company, covenants of the Company reflecting the provisions set forth herein and appropriate conditions of closing, including an opinion of counsel for the Company.

2. All Series B and Series C shares to convert to common shares on a share for share basis. Series B and Series C will be registered with the $7.7 million financing registration.

3. SPSG and NEP bridge loans will be convertible to common shares at 60% of the first round pricing. The NEP bridge loan will convert upon the closing of the first round. The Company will agree to repay the SPSG bridge loan at the rate of 50% of accounts receivable collected until paid in full and can purchase or assign the purchase of the SPSG bridge loan to another party. If the notes are purchase by the Company or its assignee, the purchased note shall convert to common upon purchase and the Company shall have the right to withhold the 50% of allocated A/R until the withheld portion equals the amount of the purchased note(s). All of the common stock underlying of these bridge loans will be registered with the $7.7 million financing.

4. The Option Pool will be 15% of the projected new common shares.

5. Two Board members out of seven will be allocated to the merchant/investor group to be in place upon the closing of the first Round investment of $2.2 million.

6. The Company will not receive a guarantee from KK, Ltd for any extension of the Wachovia Loan.

7. The 5 million shares for the Shell include the existing Shell shareholders. The 5 million shares for the Shell will be reduced on a pro rata basis based on any shortfall of the $7.7 million financing.

8. The IR firm's shares will be restricted for a minimum of 12 months.

9. Any new funds invested into the Company from now until the $2.2 million closing will be repaid out of the first financing. Additionally, individuals who have bridged the Company (Farley, Lifeso, management) will have the same option to convert as SPSG and NEP, but they are not required to do so.

Indemnification:	The Bylaws and/or other charter documents of the Company shall limit board member's liability and exposure to damages to the broadest extent permitted by applicable law.

Finders' Fees:	The Company and the Investors shall each indemnify the other for any brokers' or finders' fees for which either is responsible.

MINRAD
Revised Cap Table

Pre-Investment Structure
	B	A	Common	Subtotal	% Primary	options	warrants	Total	%FD
Burns	-	-	1,374	1,374	8.1%	15	1	1,390	6.2%
Spencer Trask Specialty	-	-	4,825	4,825	28.5%		1,491	6,316	28.1%
NEP	1,140	1,275	-	2,415	14.3%			2,415	10.7%
Wilson Greatbatch	-	-	825	825	4.9%			825	3.7%
KK Ltd	-	-		-	0.0%		2,500	2,500	11.1%
Lincoln			196	196	1.2%		133	329	1.5%
Farley			100	100	0.6%	10	22	132	0.6%
New - Round 1	-	-		-	0.0%			-	0.0%
New - Round 2	-	-		-	0.0%			-	0.0%
Other	-__	89	7,079	7,168	42.4%	633	790	8,591	38.2%
Total	1,140	1,364	14,399	16,903	100.0%	658	4,937	22,498	100.0%

Pre-Money	21,129
Price Per share - First round	$1.25

Post Investment Structure
	Investment	Share Cost	Bridge Convert	Warrants Convert	B, C and Common	Total Shares	Primary	Options	Warrants	Total	FD
Burns				0	1,374	1,374	4.8%	15	-	1,389	3.7%
Spencer Trask Specialty	1,073	0.75	-	-	4,825	4,825 (15)	16.9%		1,491	6,316	16.8%
NEP	984	0.75	1,312		2,415	3,727	13.1%			3,727	9.9%
Wilson Greatbatch					825	825	2.9%			825	2.2%
KK Ltd				-	-	-	0.0%		2,500	2,500	6.7%
Lincoln	217	0.75	289	-	196	485	1.7%		133	618	1.6%
Farley	110	0.75	147	-	100	247	0.9%	10	22	279	0.7%
New - Round 1	2,200	1.25	1,800		-	1,800	6.3%			1,800	4.8%
New - Round 2	5,500	2.00	2,750		-	2,750	9.6%			2,750	7.3%
Shell					5,000	5,000	17.5%			5,000	13.3%
Other w/employee advances	31	0.75	41	263	7,168	7,472 (16)	26.2%	4,873	-	12,345	32.9%
Total	10,115		6,339	263	21,903	28,505	100.0%	4,898	4,146	37,549	100.0%
Notes:
1)	Assumes general warrants (cell j14) convert into common at 33% of face in lieu of inv, others may convert or hold warrant.

2.)	All Series B & Series C to convertible to common shares at 60% of first round price. NEP to convert, SPSG loans to be, converted, repaid or purchased.
3)	Option Pool is 15% of projected new common shares (includes warrants)
4)	Number of shares authorized is 100 million.
5)	Two Board members out of seven to the investor/merchant bank group.
6)	Price of Round 2 is targeted at a minimum of $2/share, but will reflect market conditions.
7)	Wachovia Loan not extended.
8)	The 5 million shares for the Shell includes the existing Shell shareholders.
9)	The 5 million shares for the shell will be issued on a pro rata basis based on the $7.7 million financing.
10)	Series B, Series C & Convertible Debt conversion will be registered with the $7.7 million financing registration.
11)	The IR firms' shares will be restricted for 12 months.
12)	Warrant conversion at 33% of face must be completed 30 days after the closing of the first round of $2.2 million.
13)	Any new funds put into the company from now until the $2.2 million closing may be repaid out of the first financing or converted into the round.
14)	Payroll bridge lenders shall have right, but not obligation, to convert bridge loans to equity at Round 1 deal price until closing.
15)	Shares may be reduced by amount of bridge notes repaid and not converted.
16)	Assumes bridge notes convert at $0.75 and warrants convert at 33%.
17)	Bridge investors in Cagan round receive 5% risk premium (pre-initial close)

Governing Law:	This term sheet shall be governed by and construed in accordance with the laws of the State of California, without reference to conflict of law provisions thereof.

Acknowledged and agreed:

MINRAD, INC. By: /s/ William H. Burns, Jr. Date 12/17/03 William H. Burns, Jr. President and CEO	CAGAN MCAFEE CAPITAL PARTNERS, LLC By: /s/ Laird Q. Cagan Date 12/19/03 Laird Q. Cagan Managing Director
SPENCER TRASK SPECIALTY GROUP, LLC By: /s/ Donald F. Farley Date 12/18/03 Donald Farley Title:	LINCOLN ASSOCIATES LLC By: /s/ William P. Dioguardi Date 12/19/03 William P. Dioguardi Title:
KK, LTD By: /s/ Kevin Kimberlin Date 12/18/03 Kevin Kimberlin Title:	NEW ENGLAND PARTNERS CAPITAL, L.P. By: NEP Capital, LLC its General Partner By: /s/John F. Rousseau, Jr. Date 12/18/03 John F. Rousseau, Jr. Title: President

INDEMNIFICATION AGREEMENT

        In consideration for the agreement of Cagan McAfee Capital Partners, LLC ("CMCP") to act on behalf of Minrad, Inc. (the "Company") pursuant to the attached Engagement Letter dated as of November 20, 2003, the Company agrees (the "Indemnitor") to indemnify and hold harmless CMCP, its affiliates, and each of their respective directors, officers, agents, shareholders, consultants, employees and controlling persons (within the meaning of the Securities Act of 1933) (CMCP and each such other person or entity are hereinafter referred to as an "Indemnified Person"), to the extent lawful, from and against any losses, claims, damages, expenses and liabilities or actions in respect thereof (collectively, "Losses"), as they may be incurred (including reasonable legal fees and other expenses as incurred in connection with investigating, preparing, defending, paying, settling or compromising any Losses, whether or not in connection with any pending or threatened litigation in which any Indemnified Person is a named party) to which any of them may become subject (including in any settlement effected with the Indemnitor's consent) and which are related to or arise out of any act, omission, disclosure (written or oral), transaction or event arising out of, contemplated by, or related to the Engagement Letter.

        The Indemnitor will not, however, be responsible under the foregoing provisions with respect to any Losses to an Indemnified Person to the extent that a court of competent jurisdiction shall have determined by a final judgment that such Losses resulted primarily from actions taken or omitted to be taken by such Indemnified Person due to his gross negligence, bad faith or willful misconduct. If multiple claims are brought against CMCP in an arbitration, with respect to at least one of which indemnification is permitted under applicable law and provided for under this agreement, any arbitration award shall be conclusively deemed to be based on claims as to which indemnification is permitted and provided for, except to the extent the arbitration award expressly states that the award, or any portion thereof, is based solely on a claim as to which indemnification is not available. No indemnified Party shall settle, compromise or otherwise dispose of any action for which indemnification is claimed hereunder without the written consent of the Indemnitor. No expenses shall be forwarded to any Indemnified Party unless such party agrees in writing to reimburse the Indemnitor for such forwarded expenses in the event it is determined that such Indemnified Party was not entitled to indemnification hereunder.

        If the indemnity referred to in this agreement should be, for any reason whatsoever, unenforceable, unavailable or otherwise insufficient to hold each Indemnified Person harmless, the Indemnitor shall pay to or on behalf of each Indemnified Person contributions for Losses so that each Indemnified Person ultimately bears only a portion of such Losses as is appropriate to reflect the relative benefits received by and the relative fault of each such Indemnified Person, respectively, on the one hand and the Indemnitor on the other hand in connection with the transaction; provided, however, that in no event shall the aggregate contribution of all Indemnified Persons to all Losses in connection with any transaction exceed the amount of any fees actually received by CMCP pursuant to the Engagement Letter. The relative fault of each Indemnified Person and the Indemnitor shall be determined by reference to, among other things, whether the actions or omissions to act were by such Indemnified Person or the Indemnitor and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action to omission to act.

        The Indemnitor also agrees that no Indemnified Person shall have any liability to the Indemnitor or its affiliates, directors, officers, employees, agents or shareholders, directly or indirectly, related to or arising out of the Engagement Letter, except Losses incurred by the Indemnitor which a court of competent jurisdiction shall have determined by a final judgement to have resulted primarily from actions taken or omitted to be taken by such Indemnified Person due to its gross negligence, bad faith or willful misconduct. In no event, regardless of the legal theory advanced, shall Company or Indemnified Person be liable for any consequential, indirect, incidental or special damages of any nature. The Indemnitor agrees that without CMCP's prior written consent (which consent shall not be unreasonably withheld) it shall not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding related to the Engagement Letter unless the settlement, compromise or consent also includes an express unconditional release of all Indemnified Persons from all liability and obligations arising therefrom.

        The obligations of the Indemnitor referred to above shall be in addition to any rights that any Indemnified Person may otherwise have and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of any Indemnified Person and the Indemnitor. It is understood that these obligations of the Indemnitor will remain operative regardless of any termination or completion of CMCP's services.

Cagan McAfee Capital Partners, LLC:	Date:
Minrad, Inc.:	Date: